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                          SYNCHRONICITY SOFTWARE, INC.
                                201 Forest Street
                               Marlboro, MA 01752
                            Telephone: (508) 485-4122
                               Fax: (508) 485-7514

                                January 23, 2001

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Synchronicity Software, Inc.
                  Request to Withdraw Registration Statement on Form S-1, (REGISTRATION NO. 333-30710)
                  ----------------------------

Securities and Exchange Commission:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Synchronicity Software, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on February 18, 2000.

     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.01 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

     The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.



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Securities and Exchange Commission
January 23, 2001



     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (508) 485-7514.

                                             Sincerely,

                                             SYNCHRONICITY SOFTWARE, INC.


                                             By: /s/ Eugene Connolly
                                                ----------------------------
                                                Eugene Connolly
                                                Executive Vice President and
                                                Chief Operating Officer


cc:      James M. Daly (Securities and Exchange Commission)
         Maria Gabriela Bianchina, Esq. (Securities and Exchange Commission) Mr. Craig Wilson (Securities and Exchange Commission)
         Mr. David Muse (Securities and Exchange Commission)
         Dennis Harmon (Synchronicity Software, Inc.)
         Joseph Calo (Synchronicity Software, Inc.)
         Linda DeRenzo, Esq. (Testa, Hurwitz & Thibeault, LLP)
         Daniel Furman, Esq. (Testa, Hurwitz & Thibeault, LLP)
         Val Gurvits, Esq. (Testa, Hurwitz & Thibeault, LLP)
         Martin Carmichael III, PC, Esq. (Goodwin, Procter, & Hoar, LLP) Christine V. Vella, Esq. (Goodwin, Procter, & Hoar, LLP)